UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections
13 and 15(d) of the Securities Exchange Act of 1934.
Commission File Number: 333-72059
Noble Drilling Corporation
Noble Drilling Services 6 LLC
Noble Drilling Holding LLC
Noble Holding (U.S.) Corporation
(Exact name of registrant as specified in its charter)
13135 South Dairy Ashford, Suite 800
Sugar Land, Texas 77478
(281) 276-6100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
7.50% Senior Notes Due 2019
7.50% Senior Notes Due 2019
Guarantee of 7.50% Senior Notes Due 2019
Guarantee of 7.50% Senior Notes Due 2019
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☑
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record as of the certification or notice date:
7.50% Senior Notes Due 2019: 31
Guarantee of 7.50% Senior Notes Due 2019: 31

     Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Drilling Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2010	By:	/s/ Dennis J. Lubojacky
Dennis J. Lubojacky
President

     Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Drilling Holding LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2010	By:	/s/ Alan R. Hay
Alan R. Hay
Senior Vice President

     Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Holding (U.S.) Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2010	By:	/s/ Dennis J. Lubojacky
Dennis J. Lubojacky
President

     Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Drilling Services 6 LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 27, 2010	By:	/s/ Alan R. Hay
Alan R. Hay
President